Exhibit 99.4

[Paramount Logo]

PARAMOUNT
gold & silver

March 19, 2009

FCMI Financial Corporation
Suite 250, BCE Place
181 Bay Street
Toronto Ontario Canada M5J 2T3
Attention: Mr. Henry Fenig

Re: Letter Agreement Regarding Board of Director Representation

Ladies and Gentlemen:

          This letter will confirm our understanding and agreement regarding the appointment, initially, of two (2) persons nominated by FCMI Financial Corporation (“FCMI”) (each such person, including any successors to the original persons nominated by FCMI, is referred to herein, individually, as a “Nominee”) to be a member of the Board of Directors of Paramount Gold and Silver Corp. (the “Corporation”) in connection with the closing of the financing transactions contemplated by that certain Subscription Agreement dated as of March 12, 2009 (the “Agreement”).

          Pursuant to the powers granted to it under the Bylaws of the Corporation and subject to the conditions set forth herein, the Corporation and the Board of Directors of the Corporation, at a duly convened meeting of directors, shall take all actions necessary, including requesting resignations from incumbent members of the Board of Directors or, if that is not feasible, increasing the size of the Board of Directors, if necessary, to appoint with immediate effect each Nominee as a director of the Corporation, with a term expiring at the next annual meeting of the stockholders of the Corporation and until their respective successors shall be elected and qualify. In addition, subject to those same conditions, at each meeting of stockholders of the Corporation at which directors are to be elected, the Nominating Committee of the Board of Directors and the Board of Directors (unless otherwise required by the fiduciary duties of the directors) shall, with respect to a Nominee, (a) nominate such Nominee to stand for election as a director of the Corporation for a succeeding term in accordance with the Corporation’s procedures for nomination of directors as provided for in its Bylaws and the charter of the Nominating Committee, (b) designate each Nominee as a nominee of the Board of Directors, (c) recommend such election and solicit proxies in respect thereof, and (d) vote the shares of common stock represented by all proxies granted by stockholders in connection with the solicitation of proxies by the Board of Directors in connection with such meeting in favor of such Nominee’s election, except for such proxies that specifically indicate a vote to withhold authority with respect to such Nominee.

          While serving on the Board of Directors and any committee thereof, a Nominee shall be entitled to all rights and privileges of the other directors and committee members including, without limitation, receipt of information, indemnification, compensation in connection with a Nominee’s service as a director and committee member in accordance with the Corporation’s policies applicable to all directors and access to the Corporation’s outside advisors; provided, however, that no Nominee shall be entitled to participate in or observe and, upon the good faith request of the Board of Directors or any such committee, shall recuse him or herself from any meeting or portion thereof at which the Board of Directors or any such committee is evaluating and/or taking action with respect to (i) the ownership of shares of common stock and warrants of the Corporation held by such Nominee or any entity of which such Nominee is an affiliate, or (ii) any transaction proposed by, or with such Nominee or any such affiliate. The Board of Directors or any such committee shall be entitled to take such actions as it shall deem reasonably necessary or appropriate to carry out the provisions of the preceding sentence. For avoidance of doubt, for purposes of this Agreement, the Corporation confirms that neither Nominee shall be deemed an affiliate of FCMI solely by reason of his status as a Nominee.

Paramount Gold & Silver Corp. 346 Waverley Street., Suite 110 Ottawa, ON K2P OW5 Phone: (613) 226-9881
www.paramountgold.com

          The foregoing is conditioned on the following: (A) closing of the transactions contemplated in the Agreement, and (B) each Nominee’s agreement to abide by the written policies of the Board of Directors and the committees thereof (including, without limitation, the Code of Ethics), as amended and/or restated and in effect from time to time, and written policies of the Corporation applicable to members of the Board of Directors (including, without limitation, the Corporation’s Insider Trading Policy, as amended and/or restated and in effect from time to time).

          This letter agreement will terminate (1) with respect to one Nominee nominated hereunder, when FCMI beneficially owns, in the aggregate, less than 20% but 10% or more of the outstanding shares of common stock of the Corporation, and (2) with respect to both Nominees nominated hereunder, when FCMI beneficially owns, in the aggregate, less than 10% of the outstanding shares of common stock of the Corporation. For purposes of calculating FCMI’s beneficial ownership in accordance with the preceding sentence, such calculation shall be made in accordance with Rule 13d-3(d) promulgated under the Securities Exchange Act of 1934. as amended (the “U.S. Exchange Act”) and shall include, in each case, shares of common stock, if any, acquirable upon exercise of the warrants held by FCMI issued pursuant to the Agreement, in accordance with Rule 13d-3 under the U.S. Exchange Act; provided, however, that, notwithstanding that such warrants are not exercisable for a period of six months following the issuance thereof, the shares of common stock acquirable upon exercise of such warrants shall be deemed beneficially owned (as determined pursuant to Rule 13d-3 promulgated under the U.S. Exchange Act) as if such warrants were exercisable currently, solely for purposes of calculating FCMI’s beneficial ownership as of the date hereof and for the period ending 60 days prior to the date when such warrants become exercisable pursuant to their terms.

Very truly yours,

PARAMOUNT GOLD AND SILVER CORP.

/s/ Christopher Crupi

By: Christopher Crupi, President and Chief Executive Officer